August 2, 2012

Ms. Christina DiAngelo

Senior Staff Accountant

Division of Investment Management

Office of Disclosure Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          H&Q Healthcare Investors (SEC File Number:  811-4889)

H&Q Life Sciences Investors (SEC File Number:  811-6565)

Dear Ms. DiAngelo:

This letter sets forth the responses of H&Q Healthcare Investors (“HQH” or a “Fund”) and H&Q Life Sciences Investors (“HQL” or a “Fund”) to your comments received via telephone on June 25, 2012, regarding (i) the November 28, 2011 NSAR filing for each Fund (the “NSAR”) and (ii) the audited financial statements of each Fund for its fiscal year ended September 30, 2011(the “2011 Financial Statements”), as included in its 2011 Annual Report filed with Form N-CSR (the”NCSR”) on December 5, 2011.  For ease of reference, each of your comments is set forth below, followed by the Funds’ response with respect to each comment.

We acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosure in their filings and (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Comment

On the Report of Independent Registered Public Accounting Firm filed as an exhibit to the NSAR, the city and state which should appear below the public accounting firm’s signature is missing.

Response

The city and state of the public accounting firm is at the top of the page, as it was in the letter provided to us by our public accounting firm.  This will be moved to the bottom in future filings.

Comment

Item 4.e.2. of the NCSR states “All of the services described in each of paragraphs (b) through (d) of the Item were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”  Is this correct?

Response

No.  The response should have been “None of the services described in each of paragraphs (b) through (d) of the Item were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”  All services described in paragraphs (b) through (d) of the NCSR were approved in advance by the Audit Committee of each Fund.

Comment

Item 8 of the NCSR states that a component of the discretionary compensation component of the portfolio management team is based on “investment performance of accounts managed by the team relative to an appropriate benchmark and/or peer funds”.  This statement should be more specific as to which benchmark is used, over what period the comparison is performed, and other more specific criteria.

Response

The disclosure will be made more specific in future filings.

Comment

Item 9 of the NCSR of HQL should include the shares repurchased by HQL pursuant to its 2011 tender offer.

Response

This activity was not included in the NCSR but was included in the 2011 Financial Statements and will be included in future Form N-CSR filings, if applicable.

Comment

Item 9 of the NCSR should include a footnote giving certain information about the repurchase program pursuant to the instructions to paragraphs (b)(3) and (b)(4) of Item 9.

Response

This footnote was included in subsequent Form N-CSR filings and will be included in future Form N-CSR filings, if applicable.

Comment

In the 2011 Financial Statements, Milestone Interests are included in the Schedule of Investments.  What are these securities and are they derivatives?

Response

The Milestone Interests represent consideration payable to each of the Funds in connection with the sale of three privately held companies pursuant to a merger or acquisition agreement.  In future financial statements in which a Fund reports these Milestone Interests, the Fund will revise its financial statement footnote relating to the Milestone Interests to add the following disclosure:

“The contractual obligations with respect to the TargeGen Milestone Interest provide for payments at various stages of the development of TargeGen’s principal product candidate as of the date of the sale.  The contractual obligations with respect to the Interlace Medical Milestone Interest provide for two annual payments following the sale, each to be calculated as a multiple of the incremental revenue growth of the company over the prior year.  The contractual obligations with respect to the Xoft Milestone Interest provide for a payment based upon the cumulative net revenue of certain of the company’s products over a three-year period following the sale.”

The treatment of an interest, such as the Milestone Interests, as a derivative or a financial instrument for financial reporting purposes depends upon the nature of the “milestone” to be achieved.  One of the scope exceptions of FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in paragraph 10.e.(3), provides that the underlying factor on which settlement is based cannot be “[s]pecified volumes of sales or service revenues of one of the parties to the contract.”  Therefore, Fund management determined, in consultation with each Fund’s independent registered public accountant, that one of the three Milestone Interests in the 2011 Annual Report should be treated as a derivative and two should be treated as financial instruments for financial reporting purposes.  However, additional disclosures required for derivatives were made in the 2011 Annual Report for each of the two financial instruments in order to provide each Fund’s shareholders with more complete information regarding the financial instruments and to report all of the Milestone Interests in a consistent manner.

Comment

In the 2011 Financial Statements, what assets are included in the Other Assets category in the Statement of Assets and Liabilities?  What are these, how long does each Fund expect to hold them, and how are they valued?

Response

Other Assets represents escrow accounts related to the sale of private companies.  The age of these escrow accounts ranges from 8 months to three years and they are considered collectible.  Each escrow is subject to our fair value policies and procedures which consider, in addition to other factors, the probability and timing of payment.

Comment

In the 2011 Financial Statements, the Financial Highlights indicate that there was a return of capital distribution in 2009.  How was the return of capital communicated to shareholders?

Response

The amount and the best estimate of the nature of each distribution is communicated to shareholders quarterly through written notice pursuant to Section 19(a) of the Investment Company Act of 1940, a press release and on the Funds’ website.

Comment

When was the Exemptive Order for the distribution of capital gains given?

Response

The Exemptive Order for distributions of capital gains was published on January 31, 2000.

Comment

In the 2011 Financial Statements, is the “Distribution Policy” section of Footnote 1 meant to meet the requirements of Item 10.e. of Form N-2?

Response

No.  As the Funds’ management advised you in 2006, distributions made pursuant to the fixed distribution policy (the “Policy”) are not made pursuant to a dividend reinvestment plan.  As such, the requirements of Item 10.e. of Form N-2 are not applicable.  The disclosure in the 2011 Financial Statements is consistent with the disclosure relating to the Policy set forth in my letter dated August 24, 2006, to you.

If you wish to discuss these matters further, please contact Laura Woodward of Tekla Capital Management LLC at 617.772.8515.

Sincerely,

/s/ Daniel R. Omstead

Daniel R. Omstead, President
H&Q Healthcare Investors
H&Q Life Sciences Investors

cc:	Laura Woodward
Joseph R. Fleming
Brian S. Vargo